January 15, 2009

VIA EDGAR

Mr. Kevin Woody

Mail Stop 4561

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	FBR Capital Markets Corporation
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
Form 10-Q for the period ended September 30, 2008
Filed November 7, 2008
Form 14A
Filed April 30, 2008
File No. 1-33518

Dear Mr. Woody:

As Executive Vice President and Chief Financial Officer of FBR Capital Markets Corporation, a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 31, 2008.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2007

Item 7. Management’s Discussion and Analysis, page 34

Liquidity and Capital Resources

Sources of Funding, page 52

1.	We note your disclosure in the last paragraph on this page that you have a loan agreement with FBR Group. Please tell us why you do not believe this agreement is required to be included in accordance with Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: In our Registration Statement on Form S-1 (Registration Number 333-138824) that was declared effective by the Commission on June 7, 2007 in connection with our initial public offering, the now-expired loan agreement between our broker dealer subsidiary, Friedman, Billings, Ramsey & Co., Inc., and our indirect parent, FBR Group,

FBR Capital Markets Corporation . 1001 Nineteenth Street North . Arlington, VA 22209 . 703.312.9500 . www.fbrcapitalmarkets.com

Mr. Kevin Woody

January 15, 2009

was disclosed in multiple places (see, for example, pages 10, 61, 71 and 103 of the Prospectus included as part of the Registration Statement) but was not included as an exhibit.

We believe that the loan agreement was immaterial in significance, and was therefore not required to be included as an exhibit in accordance with Item 601(b)(10)(ii)(A) of Regulation S-K. Our broker-dealer subsidiary only drew upon the line one time during the 2006-2007 time period, a $40.0 million advance made on August 29, 2007 that was repaid in full two days later on August 31, 2007. The loan agreement expired on March 31, 2008 and was not renewed.

Although we have no intention of entering into any similar agreement or arrangement with FBR Group in the future, in the event we were to do so, we would take note of the Staff’s comment above.

Form 10-Q for the period ended September 30, 2008 filed November 7, 2008

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

11. Segment Information, page 19

2.	Please provide to us, and disclose in future filings, the allocation of total assets for each reportable segment, as there has been a material change in total assets from the amounts disclosed in your annual report as of December 31, 2007. Refer to paragraph 33 of SFAS 131.

Response: The Company acknowledges the Staff’s comment and will disclose in future filings, whenever applicable, the allocation of total assets for each reportable segment. As of September 30, 2008, the change in total assets, as compared to December 31, 2007, related primarily to the Company’s decision during the period to invest in agency mortgage-backed securities financed partially by repurchase agreement borrowings. As indicated in the Company’s consolidated balance sheets, such investments totaled $850.9 million and such borrowings totaled $701.7 million as of September 30, 2008. The Company had no comparable investments or borrowings as of December 31, 2007. The following table specifies the allocation of total assets for each reportable segment as of September 30, 2008 (dollars in thousands).

	Capital Markets	Asset Management	Principal Investing	Total
Total Assets	$255,284	$44,525	$938,075	$1,237,884

Mr. Kevin Woody

January 15, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Sources of Funding, page 35

3.	Please tell us and disclose the specific assets included in available liquid capital and reconcile to the balance sheet if not apparent. Additionally, please revise your disclosure to specifically discuss the potential ramifications of using a short term financing vehicle to purchase long term assets including the effect it has on management’s assessment of their intent and ability to hold the securities until they recover.

Response: The $294.2 million of available liquid capital, as of September 30, 2008, is comprised of the following items—

•	$145.0 million of cash and cash equivalents, and

•	$149.2 million of net capital invested in agency mortgage-backed securities ($850.9 million of assets less $701.7 million of repurchase agreement liabilities).

In addition, the Company acknowledges the Staff’s comment regarding its disclosures. The Company references the Staff to the disclosures in the final paragraph under Sources of Funding (page 36) that address risks associated with financing investments in agency mortgage-backed securities with short term borrowings. The Company also references the Staff to Note 3 to the financial statements (page 12) and the Company’s disclosures regarding its assessment of unrealized losses on these investment securities for other-than-temporary impairment as of September 30, 2008. In this disclosure, the Company notes that its evaluation included a consideration of market factors relating to the financing of these assets. Furthermore, the Company states that such consideration at future reporting dates may affect the Company’s ability to hold these investments until a recovery in fair value occurs.

In future filings, the Company will expand the Liquidity and Capital Resources disclosures referenced by the Staff to more specifically discuss the potential ramifications of using short term financing to purchase long term assets, including the effect it has on management’s assessment of its intent and ability to hold such assets.

Mr. Kevin Woody

January 15, 2009

Definitive Proxy Statement Filed April 30, 2008

Principal Shareholders – Security Ownership of Management, page 17

4.	We note your disclosure in footnote 6 that you have excluded 724,500 shares to be issued upon the exercise of options by your named executive officers. Please tell us why these shares are not included in the table.

Response: We have not included the 724,500 shares referenced in footnote 6 in the table because those shares are not beneficially owned by the named executive officers. In accordance with Item 403(b) of Regulation S-K, we have included in the table only the total number of shares that were beneficially owned by each of the named executive officers. The aggregate of 724,500 shares of common stock underlying the options referenced in footnote 6 were not exercisable within 60 days of the filing of the proxy statement and therefore under Rule 13d-3 were not considered to be beneficially owned by the named executive officers. The additional information in the footnote was included solely for purposes of clarity.

Supplementally, we note to the Staff that, because the Company does not expect to meet the performance-based vesting criteria under these options, we expect that the options will expire unvested.

Compensation Discussion and Analysis, page 26

Elements of 2007 Compensation, page 27

5.	Please provide us with a more detailed description of the options granted to your named executive officers in 2007. Identify the number of options granted to each NEO and discuss the factors considered in determining the amounts granted to each person. Provide us with a similar explanation of restricted shares awarded as a portion of the total 2007 discretionary bonus compensation paid to your NEOs. Confirm that you will provide similar disclosure in future filings.

Response: Option Grants. The number of options granted to each named executive officer in 2007 is listed in the “Grants of Plan-Based Awards Table for 2007” on page 32 of the proxy statement:

Eric F. Billings	243,000
J. Rock Tonkel, Jr.	162,000
Richard J. Hendrix	162,000
Kurt R. Harrington	90,000
William J. Ginivan	67,500

Mr. Kevin Woody

January 15, 2009

As disclosed in the text on page 27 of the proxy statement, the Board of Directors approved the grant of these options at the time of our 2006 private offering, subject to the Board of Directors approving certain performance-based vesting criteria. The performance-based vesting criteria were approved by the Board of Directors on April 10, 2007 (see footnote 1 on page 33 of the proxy statement), and therefore the options were granted during the second quarter of 2007 for purposes of SFAS No.123R.

As we disclosed in the confidential offering memorandum delivered to investors in connection with our 2006 private offering, the aggregate number of options approved for grant to the named executive officers was set at 805,000 at the time of the 2006 private offering based on negotiations between members of management and the lead investor in our 2006 private offering. The Board of Directors allocated the options to the named executive officers based on its view of the relative contributions of each named executive officer to the company at such time. Prior to our initial public offering in 2007, the number of options was reduced to an aggregate of 724,500 and the reduction was applied to each named executive officer pro rata, resulting in the option amounts set forth in the proxy statement and in the table above. The reduced amounts were also disclosed in the Registration Statement on Form S-1 (Registration No. 333-141987) filed with the Commission in connection with our initial public offering.

As noted in our response to Comment 4 above, because the Company does not expect to meet the performance-based vesting criteria under these options, we expect that the options will expire unvested.

Restricted Stock Awards. As described on page 26 of the proxy statement, in 2007, each of our named executive officers was paid as compensation a portion of the aggregate fee payable by us to FBR Group pursuant to the management services agreement between FBR Group and us, based on FBR Group’s view of the relative contributions of each named executive officer to our company. In lieu of all-cash payments, however, Messrs. Billings, Harrington, Hendrix and Ginivan each received a portion of their payment in restricted shares of our common stock. The “All Other Stock Awards: Number of Shares of Stock” column on page 32 of the proxy statement reflects these restricted stock payments.

Mr. Kevin Woody

January 15, 2009

Paying a portion of total compensation in shares of restricted stock is consistent with our bonus compensation practice with respect to the compensation of our non-executive officers and key employees, who are required to receive a portion of their annual compensation above a threshold amount in the form of shares of restricted stock. The decision to pay a portion of this compensation in shares of restricted stock was not based on any particular factors; rather, it was based on past practice and a desire that the percentage paid in stock would be a meaningful amount of the overall payment.

We hereby confirm to the Staff that we will provide similar disclosure regarding option grants and restricted stock awards in future filings.

2008 Performance-Based Annual Incentive Compensation Awards, page 28

6.	We note your disclosure that each officer may receive a pre-determined percentage of the Incentive Compensation Program pool. Please tell us and disclose in future filings the percentage of the pool each named executive officer may receive. Also, please tell us how you determined those percentage amounts.

Response: The percentage of the Incentive Compensation Program pool each named executive officer may receive is set forth below:

Eric F. Billings	40.0%
Richard J. Hendrix	35.0%
Bradley J. Wright	12.5%
William J. Ginivan	12.5%

Pages 29 and 30 of the proxy statement disclose to investors the aggregate amount of the Incentive Compensation Program, which we view to be the principal piece of information regarding the program. We will disclose the actual amounts received by each named executive officer in our 2009 proxy statement. However, because the percentages set forth above may be reduced by the Compensation Committee and the Board of Directors (as discussed below in the response to Comment 7) in their discretion, we do not believe that the individual percentages set forth above should be material to an investor. The percentage amounts were determined by the Compensation Committee based upon its view of the relative contributions of each named executive officer to the company and were approved by the Board of Directors. No similar plan has been approved for 2009, but in the event such a plan is approved, we will be mindful of the Staff’s disclosure request.

Mr. Kevin Woody

January 15, 2009

7.	Please tell us whether awards under the ICP will be based solely on the predetermined percentages or if there are specific items of individual performance that will be taken into account in determining annual incentive bonuses for each named executive officer. If individual performance will be considered, please describe the individual performance measures and disclose those measures in future filings.

Response: Maximum awards under the ICP will be based solely on the predetermined percentages set forth in the response to Comment 6 above. However, the Compensation Committee and the Board of Directors have the discretion to reduce the total size of the ICP pool and also to reduce the size of awards for any named executive officer if they believe that is appropriate. The Compensation Committee and the Board of Directors have not set any individual performance measures that will be taken into account in determining annual incentive bonuses. Any reduction will be based on the Compensation Committee’s and the Board of Directors’ view of the overall contributions of each named executive officer and the contributions of the group taken as a whole.

Mr. Kevin Woody

January 15, 2009

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (703) 312-9678.

Sincerely,

/s/ Bradley J. Wright

Bradley J. Wright

Executive Vice President and

Chief Financial Officer

cc:	Mark Rakip
Stacie Gorman
Karen Garnett
William J. Ginivan
Daniel M. LeBey